EXHIBIT 23




CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
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We consent to the incorporation by reference in Registration Statement No.
333-20137 of Merrill Lynch & Co., Inc., Merrill Lynch Preferred Capital Trust II and Merrill Lynch Preferred Funding II, L.P. on Form S-3 of our reports dated March 23, 2007 (which reports expressed an unqualified opinion and included an explanatory paragraph regarding Merrill Lynch & Co., Inc's announced intention to redeem its 8% Affliate Debentures held by Merrill Lynch Preferred Funding
II, L.P. on March 30, 2007, which will result in the dissolution of Merrill Lynch Preferred Capital Trust II and Merrill Lynch Preferred Funding II, L.P.), appearing in this Annual Report on Form 10-K of Merrill Lynch Preferred Capital Trust II and Merrill Lynch Preferred Funding II, L.P. for the year ended December 29, 2006.

/s/  Deloitte & Touche LLP

New York, New York
March 23, 2007